February 19, 2009

Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 7010

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:

ATP Oil & Gas Corporation

Comment Letters Dated February 4 and February 17, 2009

Form 10-K for Fiscal Year Ended December 31, 2007, Filed March 7, 2008

File No. 1-32647; Schedule 14A, Filed April 28, 2008, File No. 1-32647

Ladies and Gentlemen:

Set forth below are the responses of the Company to the comments of the staff of the Securities and Exchange Commission (the “Staff”) in the comment letters of the Staff dated February 4, 2009 and February 17, 2009. For your convenience, the comments provided by the Staff have been included before the response as presented in the comment letters.

Schedule 14A Filed April 28, 2008

1.	We note your response to our previous comment 3. Please disclose additional information concerning the reasons why the President decided to award certain bonus amounts to the other four named executive officers. (SEC Comment Letter dated February 4, 2009)

RESPONSE: In response to your inquiry about the President’s reasoning for bonus payments awarded in 2007 to the other four named executive officers we submit the following. The President determined that the other four Named Executive Officers each individually performed at a level that significantly contributed to our overall success during what was a record year. In 2007, we reported record high production, revenues and reserves. We increased annual oil and gas production by 26%, which was the single largest production year in our history. Our revenues increased 45% and additionally realized a reserve replacement rate of 223%. The bonus payments to the Named Executive Officers other than the President were awarded under both the All-Employee Bonus Policy and the Discretionary Bonus Policy. The All-Employee Bonus Policy is a bonus program designed to benefit all employees based upon our overall performance and the individual’s performance, years of service and relative base salary. The Discretionary Bonus Policy is used by the President to compensate employees who demonstrate exemplary performance, and the factors considered by the President may vary from year to year and bonuses may or may not be awarded under this policy in a given year. Mr. Tate’s award recognizes his exceptional leadership on our achieving record high production. Mr. Godwin was awarded for his expanding leadership role within the company, his involvement in several significant transactions and his

ATP Oil & Gas Corporation

Response to SEC Letters Dated February 4 and February 17, 2009

overall exceptional performance. Mr. Reese’s award reflects the instrumental role he continuously assumes in securing the financial resources required to fund our growth. Mr. Schlief’s award was in recognition of his contribution to the growth in our reserves achieved year over year.

Presentation on ATP Oil & Gas Corporation’s Website

1.	We have reviewed your response to comment 7 of our letter dated December 18, 2008, regarding your plans for the Telemark Hub. Please tell us whether you own a working interest in the five deep water fields that you list in your reply. Please also tell us why you believe these five fields are similar to the field that you operate on the Atwater Valley Block 63. We note that the five fields you cite are primarily oil productive. (SEC Comment Letter dated February 17, 2009)

RESPONSE: ATP Oil & Gas Corporation does not own a working interest in the five deepwater fields (Pluto, Crosby, King, Europa and Ursa) listed in our response to comment 7 of your letter dated December 18, 2008. However, we selected these specific fields because we believe that they are similar to Atwater Valley Block 63 (AT 63—Telemark Field) according to information we derived from public data. They are all Gulf of Mexico deepwater oil fields located in close proximity to AT 63, which is 71.2% oil, with primary reservoir depths ranging from 16,000 feet to 18,000 feet TVD. The five fields are high pressure and temperature, have crude oil gravities ranging from 25.2 to 30.0 degrees API, and gas-oil ratios ranging from 670 to 1,741 SCF/BBL. Additionally, these fields are all high quality sandstone reservoirs, deposited in a deepwater geologic environment, exhibiting good porosity and permeability, allowing for significant hydrocarbons recovery per well.

As requested, we acknowledge:

•	The management of ATP Oil & Gas Corporation is responsible for the adequacy and accuracy of the disclosure in its public filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	ATP may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please call me at 713-403-5514.

Sincerely,

ATP Oil & Gas Corporation

/s/ Albert L. Reese Jr.
Albert L. Reese Jr.
Chief Financial Officer

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